SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

North Coast Energy, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

658649 70 2

(CUSIP Number)

Douglas H. Miller
Chairman and Chief Executive Officer
EXCO RESOURCES, INC.
12377 MERIT DRIVE, SUITE 1700
DALLAS, TEXAS 75251
TELEPHONE: (214) 368-2084

Copy to:
William L. Boeing
Haynes and Boone, LLP
2505 North Plano Road, Suite 4000
Richardson, Texas 75082
(972) 680-7550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 658649 70 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). EXCO Resources, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 13,048,277*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,048,277*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 85.6%**

14.	Type of Reporting Person (See Instructions) CO

*   Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Stock Tender Agreement described in Items 5 and 6 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constituted an admission by EXCO Holdings Inc., EXCO Resources, Inc., or NCE Acquisition, Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 15,251,806 shares of North Coast Energy, Inc. common stock outstanding as of December 1, 2003.

CUSIP No. 658649 70 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). NCE Acquisition, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 13,048,277*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,048,277*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 85.6%**

14.	Type of Reporting Person (See Instructions) CO

*   Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Stock Tender Agreement described in Items 5 and 6 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constituted an admission by EXCO Holdings Inc., EXCO Resources, Inc., or NCE Acquisition, Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 15,251,806 shares of North Coast Energy, Inc. common stock outstanding as of December 1, 2003.

CUSIP No. 658649 70 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). EXCO Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 13,048,277*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,048,277*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 85.6%**

14.	Type of Reporting Person (See Instructions) CO

*   Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Stock Tender Agreement described in Items 5 and 6 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constituted an admission by EXCO Holdings Inc., EXCO Resources, Inc., or NCE Acquisition, Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 15,251,806 shares of North Coast Energy, Inc. common stock outstanding as of December 1, 2003.

Item 1.	Security and Issuer

This schedule 13D relates to the common stock, par value $.01 per share (the “Shares”), of North Coast Energy, Inc. (“North Coast”).  The address of the principal executive offices of North Coast is 1993 Case Parkway, Twinsburg, Ohio 44087-2343.

Item 2.	Identity and Background

The persons filing this Schedule 13D are EXCO Resources, Inc., a Texas corporation (“EXCO”), for and on behalf of (i) itself, (ii) NCE Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of EXCO (“Purchaser”), and (iii) EXCO Holdings Inc., a Delaware corporation which is the parent company of EXCO (“EXCO Holdings”).

EXCO is an independent energy company engaged in the acquisition, exploration, development and exploitation of oil and natural gas properties.  The principal offices of EXCO, EXCO Holdings and Purchaser are located at 12377 Merit Drive, Suite 1700, Dallas, Texas 75251, telephone: (214) 368-2084.  Purchaser was incorporated for the purpose of acquiring all of the issued and outstanding stock of North Coast pursuant to a tender offer and merger.  In July 2003, all of the outstanding capital stock of EXCO was acquired by EXCO Holdings, which was created for the purpose of acquiring EXCO pursuant to a going private transaction under the Securities Exchange Act of  1934, as amended (the "Exchange Act").

The following information with respect to each executive officer and director of EXCO, Purchaser and EXCO Holdings is set forth in Annex A hereto, which is incorporated herein by reference: (i) name; (ii) business address; (iii) citizenship; (iv) principal occupation or employment; and (v) name, principal business and address of any corporation or other organization in which such employment is conducted.

During the last five years, neither EXCO, Purchaser or EXCO Holdings nor, to the best of their knowledge, any person named in Annex A hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Cerberus Capital Management, L.P., a Delaware limited partnership, and/or entities directly or indirectly controlled by it and/or its affiliates (collectively, “Cerberus”), own 100% of the issued and outstanding equity securities of EXCO Acquisition L.L.C., which in turn owns approximately 60% of the Class A common stock of EXCO Holdings.  Cerberus is an investment management firm, which, together with its affiliates, has in excess of $11.0 billion of equity capital under management.

The principal executive offices of Cerberus Capital Management, L.P. are located at 299 Park Avenue, Floors 21-23, New York, New York 10171, telephone (212) 891-2100. Stephen A. Feinberg, through one or more intermediate entities, exercises ultimate discretion and control over Cerberus.

During the last five years, neither Cerberus nor Stephen A. Feinberg have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. Stephen A. Feinberg is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The total amount of funds required to purchase all of the Shares owned by Nuon Energy & Water Investments, Inc. (“Nuon Energy & Water”) pursuant to the terms of the Stock Tender Agreement (as defined in Item 4 below) is $140,268,977.75.

The total amount of funds required by Purchaser to consummate the Offer (as defined below) and the merger and to pay related fees and expenses is estimated to be approximately $184 million. EXCO intends to finance substantially all of the Offer and the merger with borrowings from the issuance of senior unsecured notes (the “Senior Notes”) in a private placement. In the event EXCO is unable to issue at least $200 million of the Senior Notes, EXCO will finance up to approximately $59 million of the Offer with borrowings under an amended senior secured credit facility, in the aggregate amount of up to $325 million (subject to adjustment in connection with the consummation of the Senior Notes, from Bank One, NA (“Bank One”), Credit Suisse First Boston and a group of lenders (the “Senior Credit Facility”), and up to approximately $125 million (subject to adjustment in connection with the consummation of the Senior Notes) of the Offer from senior unsecured increasing rate loans (the “Bridge Loans”) under a senior credit facility from Bank One, Credit Suisse First Boston and a group of lenders (the “Bridge Facility”). EXCO and Purchaser will finance the Offer, the merger and the expenses incurred in connection with the Offer and the merger with the proceeds received from the issuance of the Senior Notes and/or the Senior Credit Facility and the Bridge Loans. EXCO intends to repay borrowings under the Senior Notes, and/or the Senior Credit Facility and the Bridge Loans, if any, through cash flow from operations or through a refinancing of such indebtedness at a later date.

EXCO has entered into a commitment letter with Credit Suisse First Boston and Bank One for the Senior Credit Facility and the Bridge Facility, a copy of which has been filed as Exhibit 99.4 and is incorporated herein by reference.

The Offer is not conditioned upon EXCO's, EXCO Holdings', or Purchaser's ability to finance the purchase of Shares pursuant to the Offer.

Item 4.	Purpose of Transaction

On November 26, 2003, North Coast, EXCO, Purchaser, and Nuon Energy & Water entered into an Agreement and Plan of Merger (as amended on December 4, 2003, the “Merger Agreement”).  Under the terms of the Merger Agreement, Purchaser agreed to commence a tender offer to acquire  all of North Coast’s outstanding common stock at a price of $10.75 per Share (such amount, or any greater amount per Share paid pursuant to the Offer, the "Per Share Amount"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 5, 2003 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer") filed by Purchaser with the Securities and Exchange Commission on December 5, 2003 (the "Schedule TO"), and are incorporated herein by reference.  Consummation of the tender offer is subject to the satisfaction of certain conditions, including the tender of shares representing at least 90% of North Coast’s total outstanding shares plus shares issuable upon the exercise of outstanding options and warrants (the "Minimum Condition").  On December 9, 2003, EXCO entered into a Stock Tender Agreement (the “Stock Tender Agreement”) with Purchaser and Nuon Energy & Water, under the terms of which Nuon Energy & Water will tender all of its Shares to Purchaser.  A summary of the Stock Tender Agreement is set forth in Item 6 below and is incorporated by reference in this Item 4.

The Merger Agreement provides that, subject to the terms and conditions thereof, and in accordance with Delaware Law, Purchaser will be merged with and into North Coast. As a result of the merger, the separate corporate existence of Purchaser will cease and North Coast will continue as the surviving corporation of the merger and will become a wholly owned subsidiary of EXCO. Upon the consummation of the merger, each Share issued and outstanding immediately prior to the effective time of the merger (the “Effective Time”) (other than any Shares that are held in the treasury of North Coast, or owned by Purchaser or EXCO, and any Shares that are held by stockholders who have not voted in favor of the merger or consented thereto in writing and who have demanded properly in writing appraisal for such Shares in accordance with Delaware Law) will be canceled and converted automatically into the right to receive a cash amount equal to the Per Share Amount.

The purpose of the Offer and the merger is for EXCO to acquire control of, and the entire equity interest in, North Coast. The Offer, as the first step in the acquisition of North Coast, is intended to facilitate the acquisition of all of the Shares. The purpose of the merger is for EXCO to acquire all Shares not purchased pursuant to the Offer. Upon consummation of the merger, North Coast will become an indirect wholly owned subsidiary of EXCO.

The Merger Agreement also provides that, promptly upon the payment by the Purchaser for Shares pursuant to the Offer representing at least the number of Shares that will satisfy the Minimum Condition, Purchaser will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board of Directors (the “Board) of North Coast as will give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to the provision described in this paragraph), multiplied by the percentage that the aggregate number of Shares beneficially owned by EXCO or any affiliate of EXCO following such purchase bears to the total number of Shares then-outstanding, and North Coast will, at EXCO’s request, promptly take all actions necessary to cause EXCO’s designees to be elected as directors of North Coast, including seeking the resignations of existing directors. North Coast further agreed in the Merger Agreement that, until the Effective Time, North Coast will use its commercially reasonable efforts to ensure that at least two members of the Board as of the date of the Merger Agreement will remain members of the Board (the “Continuing Directors”). The Merger Agreement further provides that, if prior to the Effective Time, the number of Continuing Directors is reduced below two because of death, disability or resignation, the remaining Continuing Director will be entitled to designate an individual to fill the resulting vacancy, and the designee shall be deemed to be a Continuing Director. If the vacancy is not or cannot be filled by the remaining Continuing Director, EXCO may cause the vacancy (or vacancies, if more than one)) to be filled by an individual who is not an officer, director, designee or affiliate of either EXCO or Purchaser (the “Unaffiliated Directors”).

The Merger Agreement also provides that, following the election or appointment of Purchaser’s or EXCO’s designees in accordance with the provisions described above and prior to the Effective Time, any amendment or modification of the Certificate of Incorporation or By-laws of North Coast, any amendment, modification or waiver by North Coast of any of the provisions of the Merger Agreement, or the approval of any other action of North Coast that would materially adversely affect the interests of the stockholders of North Coast (other than EXCO and Purchaser) will require the concurrence of a majority of the Continuing Directors and Unaffiliated Directors.

Upon consummation of the merger as contemplated by the Merger Agreement, the Shares will be delisted from the Nasdaq Stock Market, and the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Except as set forth in this Item 4, neither EXCO, EXCO Holdings nor Purchaser has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

References to, and descriptions of, the Merger Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the copy of the Merger Agreement, which is filed as Exhibit 99.2 and which is incorporated herein by reference.

Item 5.	Interests in Securities of the Company

By virtue of the execution and delivery of the Stock Tender Agreement, Purchaser and EXCO (and EXCO Holdings as the parent of EXCO) may be deemed to share dispositive power with Nuon Energy & Water with respect to all of the 13,048,277 Shares, representing approximately 85.6% of the number of the Shares outstanding as of December 1, 2003, beneficially owned by Nuon Energy & Water.  The ability of Nuon Energy & Water to exercise its power to dispose of the Shares beneficially owned by it is subject to the restrictions in the Stock Tender Agreement, which are summarized in Item 6 below.

Except as set forth in Item 4, 5 or 6, and except for the execution and delivery of the Merger Agreement and the Stock Tender Agreement, neither Purchaser, EXCO Holdings nor EXCO, nor, to the best of their knowledge, any of the persons listed on Annex A hereto, has effected any transactions in the securities of North Coast in the past 60 days.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that EXCO Holdings, EXCO, or Purchaser is the beneficial owner of, or has a pecuniary interest in, the Shares referred to in this Item 5 for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership, as well as any such pecuniary interest, are hereby expressly disclaimed.

References to, and descriptions of, the Merger Agreement and the Stock Tender Agreement in this Item 5 are qualified in their entirety by the Merger Agreement and the Stock Tender Agreement, which are filed as exhibits to this Schedule 13D and which are incorporated by this reference in this Item 5 in their entirety where such references and descriptions appear.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by this reference in this Item 6.

The Stock Tender Agreement provides for the tender to Purchaser of all Shares held by Nuon Energy & Water, which represent approximately 85.6% of the issued and outstanding Shares and, in addition, requires that Nuon Energy & Water tender Shares acquired by it after the date of the Stock Tender Agreement, whether upon the exercise of warrants or options to acquire Shares or otherwise.

Shares subject to the Stock Tender Agreement must be validly tendered into the Offer as promptly as practicable, and in any event no later than the fifth business day, following the commencement of the Offer (except for those Shares issued upon the exercise of options, warrants or other rights to acquire Shares after such date, which shall be validly tendered, or caused to be validly tendered, as promptly as practicable following such exercise) and receipt of the applicable tender offer documentation.  Nuon Energy & Water may not withdraw any Shares so tendered unless the Stock

Tender Agreement is terminated in accordance with its terms or the Offer is terminated or has expired without the Purchaser purchasing all Shares validly tendered in the Offer and not withdrawn. Notwithstanding the foregoing, Nuon Energy & Water may decline to tender, or may withdraw, any and all of such stockholder’s Shares if, without the consent of such stockholder, the Purchaser amends the Offer to (i) reduce the Per Share Amount, (ii) reduce the number of Shares subject to the Offer, (iii) change the form of consideration payable in the Offer, (iv) reduce the percentage required for the Minimum Condition or (v) amend or modify any term or condition of the Offer in a manner adverse to the stockholders of North Coast (other than insignificant changes or amendments or other than to waive any condition).

Prior to the termination of the Stock Tender Agreement and except as otherwise provided therein, Nuon Energy & Water will not:

•  transfer, assign, sell, gift-over, pledge, hypothecate, encumber or otherwise dispose of, or consent to any of the foregoing (“Transfer”), any or all of the Shares, options, warrants or other rights to acquire Shares or any right or interest therein;

• enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer;
• grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Shares;
• deposit any of the Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Shares; or

•  take any other action that would in any way restrict, limit or interfere with the performance of Nuon Energy & Water’s obligations hereunder or the transactions contemplated hereby or make any representation or warranty of Nuon Energy & Water untrue or incorrect.

Nuon Energy & Water agreed that it will not, directly or indirectly, (i) solicit, initiate, endorse, accept or encourage the submission of any Acquisition Proposal (as defined in the Merger Agreement), or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with respect to, or participate in, assist, facilitate, endorse or encourage any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, except that any employee of Nuon Energy & Water is not precluded from acting in his or her capacity as an officer or director of North Coast, or taking any action in such capacity (including at the direction of the Board), but only in either such case as and to the extent permitted by the Merger Agreement. Nuon Energy & Water also agreed to immediately cease participating in any discussions or negotiations with any parties that may be ongoing with respect to an Acquisition Proposal existing on the date of the Stock Tender Agreement.

The Stock Tender Agreement, and all rights and obligations of the parties thereunder, will terminate immediately upon the earlier to occur of (1) the termination of the Merger Agreement by North Coast in accordance with its terms and (2) the Effective Time of the merger.

The Stock Tender Agreement is included as Exhibit 99.1 hereto and the description of the Stock Tender Agreement contained herein is qualified in its entirety by reference to Exhibit 99.1, which is incorporated herein by reference.

To Purchaser's, EXCO's and EXCO Holdings' knowledge, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above or listed in Annex A hereto, and between any such persons and any other person, with respect to any securities of North Coast, including but not limited to, transfer or voting of any of the securities of North Coast, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of North Coast.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1                                  Stock Tender Agreement, dated as of December 9, 2003, by and among EXCO Resources, Inc. and NCE Acquisition, Inc., on the one hand, and Nuon Energy & Water Investments, Inc., on the other hand.

Exhibit 99.2                                    Agreement and Plan of Merger, dated as of November 26, 2003 as amended and restated December 4, 2003, by and among EXCO Resources, Inc. and NCE Acquisition, Inc., on the one hand, and North Coast Energy, Inc. and Nuon Energy & Water Investments, Inc., on the other hand filed as exhibit (d)(1) to Purchaser's Schedule TO-T filed December 5, 2003 and incorporated by reference herein.

Exhibit 99.3 Joint Filing Agreement, dated as of December 19, 2003, by and among EXCO Resources, Inc., NCE Acquisition, Inc., and EXCO Holdings Inc.

Exhibit 99.4                                    Commitment Letter dated November 25, 2003 between EXCO and Credit Suisse First Boston and Bank One, NA, filed as Exhibit (b)(1) to Purchaser's Schedule TO-T filed December 5, 2003 and incorporated by reference herein.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXCO RESOURCES, INC.

	By:	/s/ T.W. Eubank
		Name:	T.W. Eubank
		Title:	President

NCE ACQUISITION, INC.

	By:	/s/ T.W. Eubank
		Name:	T.W. Eubank
		Title:	President

EXCO HOLDINGS INC.

	By:	/s/ T.W. Eubank
		Name:	T.W. Eubank
		Title:	President

Dated: December 23, 2003

Annex A

Executive Officers and Directors

The following table sets forth certain information with respect to our executive officers and directors of EXCO Resources, Inc.

Name	Age	Position

Douglas H. Miller	56	Chairman and Chief Executive Officer
T. W. Eubank	61	Director, President and Treasurer
J. Douglas Ramsey, Ph.D.	43	Director, Vice President and Chief Financial Officer
Charles R. Evans	50	Vice President and Chief Operating Officer
Richard E. Miller	49	Director, Vice President, General Counsel and Secretary
J. David Choisser, CPA	53	Vice President and Chief Accounting Officer
Richard L. Hodges	51	Vice President
John D. Jacobi	49	Vice President
Daniel A. Johnson	52	Vice President
James M. Perkins, Jr.	61	Vice President
Lenard Tessler	51	Director

Douglas H. Miller, 56, is a U.S. Citizen and became our Chairman and Chief Executive Officer in December 1997. Mr. Miller also serves as Chairman and Chief Executive Officer of EXCO Holdings and NCE Acquisition, Inc.. Mr. Miller was Chairman of the Board and Chief Executive Officer of Coda Energy, Inc., an independent oil and natural gas company, from October 1989 until November 1997 and served as a director of Coda from 1987 until November 1997.  Mr. Miller’s business address is as follows: c/o EXCO Resources, 12377 Merit Drive, Suite 1700, Dallas, Texas 75251.

T. W. Eubank, 61, is a U.S. Citizen and became our President, Treasurer and a director in December 1997. Mr. Eubank also serves as President and Treasurer of EXCO Holdings and NCE Acquisition, Inc.. Mr. Eubank was a consultant to various private companies from February 1996 to December 1997. Mr. Eubank served as President of Coda from March 1985 until February 1996. He was a director of Coda from 1981 until February 1996.  Mr. Eubank’s business address is as follows: c/o EXCO Resources, 12377 Merit Drive, Suite 1700, Dallas, Texas 75251.

J. Douglas Ramsey, Ph.D., 43, is a U.S. Citizen and became our Chief Financial Officer and a Vice President in December 1997. Dr. Ramsey has been one of our directors since March 1998. Dr. Ramsey also serves as Chief Financial Officer of EXCO Holdings and NCE Acquisition, Inc. Dr. Ramsey most recently was Financial Planning Manager of Coda and worked in various capacities for Coda from 1992 until 1997. Dr. Ramsey also taught finance at Southern Methodist University.  Mr. Ramsey’s business address is as follows: c/o EXCO Resources, 12377 Merit Drive, Suite 1700, Dallas, Texas 75251.

Charles R. Evans, 50, is a U.S. Citizen and joined us in February 1998, became a Vice President in March 1998 and was named our Chief Operating Officer in December 2000. Mr. Evans graduated from Oklahoma University with a B.S. degree in Petroleum Engineering in 1976. After working for Sun Oil Co., he joined TXO Production Corp. in 1979 and was appointed Vice President of Engineering and Evaluation in 1989. In 1990, he was named Vice President of Engineering and Project Development for Delhi Gas Pipeline Corporation, a natural gas gathering, processing and marketing company. Mr. Evans served as Director - Environmental Affairs and Safety for

Delhi until December 1997.  Mr. Evan’s business address is as follows: c/o EXCO Resources, 12377 Merit Drive, Suite 1700, Dallas, Texas 75251.

Richard E. Miller, 49, is a U.S. Citizen and became our General Counsel, General Land Manager and Secretary in December 1997, became a Vice President in July 2000 and became a director in July 2003. Mr. Miller was a senior partner and head of the Energy Section of Gardere & Wynne, L.L.P., a Dallas based law firm, from December 1991 to September 1994. Mr. Miller practiced law as a sole practitioner from September 1994 to December 1997.  Mr. Miller’s business address is as follows: c/o EXCO Resources, 12377 Merit Drive, Suite 1700, Dallas, Texas 75251.

J. David Choisser, CPA, 53, is a U.S. Citizen and joined us in October 2001 and became our Chief Accounting Officer in November 2001 and a Vice President in February 2002. He began his career in 1972 with Deloitte Haskins & Sells (now Deloitte & Touche). During the past 25 years, he has served in various financial and accounting management capacities with several energy and energy-related companies, including Delhi Gas Pipeline Corporation, Coda Energy, Inc., Belco Oil & Gas Corp. and The Meridian Resource Corporation. He most recently served as Vice President - Finance of Noble Denton & Associates, Inc., an offshore engineering and marine consulting company.  Mr. Choisser’s business address is as follows: c/o EXCO Resources, 12377 Merit Drive, Suite 1700, Dallas, Texas 75251

Richard L. Hodges, 51, is a U.S. Citizen and became one of our Vice Presidents in October 2000. He began his career with Texaco Inc. and has served in various land management capacities with several independent oil and gas companies during the past 27 years. He served as Vice President of Land for Central Resources, Inc. until the acquisition by EXCO of the Central properties in September 2000.  Mr. Hodges’s business address is as follows: c/o EXCO Resources, 12377 Merit Drive, Suite 1700, Dallas, Texas 75251.

John D. Jacobi, 49, is a U.S. Citizen and became one of our Vice Presidents in February 1999. In 1991, he co-founded Jacobi-Johnson Energy, Inc., an independent oil and natural gas producer, and served as its President until January 1997. He served as the Vice President and Treasurer of Jacobi-Johnson from January 1997 until May 8, 1998, when the company was sold to EXCO.  Mr. Jacobi’s business address is as follows: c/o EXCO Resources, 12377 Merit Drive, Suite 1700, Dallas, Texas 75251.

Daniel A. Johnson, 52, is a U.S. Citizen and became one of our Vice Presidents in February 1999. In 1991, he co-founded Jacobi-Johnson Energy, Inc., an independent oil and natural gas producer. He served as its President from January 1997 until the company was sold to EXCO on May 8, 1998.  Mr. Johnson’s business address is as follows: c/o EXCO Resources, 12377 Merit Drive, Suite 1700, Dallas, Texas 75251.

James M. Perkins, Jr., 61, is a U.S. Citizen and joined us as one of our Vice Presidents in February 2002. He has 38 years of experience in the oil and gas industry with major integrated oil companies, including ARCO and Texaco, and several independent oil companies, including Lyco Energy, Dorchester Exploration and General American Oil Company of Texas. He served these companies in various land management and executive positions. Mr. Perkin’s business address is as follows: c/o EXCO Resources, 12377 Merit Drive, Suite 1700, Dallas, Texas 75251.

Lenard Tessler, 51, is a U.S. Citizen and became one of our directors in July 2003. Mr. Tessler also serves as a director of EXCO Holdings. Mr. Tessler is a Managing Director of Cerberus Capital Management, L.P., which he joined in May 2001. Prior to joining Cerberus Capital Management, L.P., he was a founding partner of TGV Partners, a private investment partnership formed in April 1990. Mr. Tessler served as Chairman of the Board of Empire Kosher Poultry from 1994 to 1997, after serving as its President and Chief Executive Officer from 1992 to 1994.  Mr. Tessler’s business address is as follows: c/o Cerberus Capital Management, L.P., 299 Park Avenue, New York, New York 10171.

The following table sets forth certain information with respect to the executive officers and directors of EXCO Holdings:

Name	Age	Position

Douglas H. Miller*	56	Chairman and Chief Executive Officer
T. W. Eubank*	61	President and Treasurer
J. Douglas Ramsey, Ph.D.*	43	Chief Financial Officer
Jeffrey D. Benjamin	42	Director
Vincent J. Cebula	40	Director
Robert Davenport	37	Director
Mark Neporent	46	Director
Robert H. Niehaus	48	Director
Jeffrey Serota	37	Director
Lenard Tessler*	51	Director
Alex Wolf	29	Director

*                                         See biography set forth above.

Jeffrey D. Benjamin, 42, is a U.S. Citizen and a director of EXCO Holdings. Mr. Benjamin served as a director of EXCO from August 1998 until July 2003. Mr. Benjamin has been a senior advisor to Apollo Management, LP since September 2002. He had previously been a managing director of Libra Securities LLC, an investment banking firm, since January 2002 and served in various capacities, including co-chief executive officer of Libra Securities and its predecessors since May 1998. From May 1996 to May 1998, Mr. Benjamin was managing director at UBS Securities LLC, an investment banking firm. Mr. Benjamin is also a director of McLeod USA Incorporated, Dade Behring Holdings Inc., Chiquita Brands International, Inc. and NTL Incorporated.  Mr. Benjamin’s business address is as follows: c/o EXCO Resources, 12377 Merit Drive, Suite 1700, Dallas, Texas 75251.

Vincent J. Cebula, 40, is a U.S. Citizen and a director of EXCO Holdings. For the past five years, Mr. Cebula has been a Managing Director of Oaktree Capital Management, LLC.  Mr. Cebula’s business address is as follows: c/o Oaktree Capital Management, LLC, 1301 Avenue of the Americas, 34th Floor, New York, New York 10019.

Robert Davenport, 37, is a U.S. Citizen and a director of EXCO Holdings. For the past five years, Mr. Davenport has been a Managing Director of Cerberus California, Inc. and its affiliates.  Mr. Davenport’s business address is as follows: c/o Cerberus California, Inc., 11812 San Vicente Boulevard, Suite 300, Los Angeles, California 90049.

Mark Neporent, 46, is a U.S. Citizen and a director of EXCO Holdings. For the past five years, Mr. Neporent has been the Chief Operating Officer and Managing Director for Cerberus Capital Management, L.P., and its affiliates.  Mr. Neporent’s business address is as follows: c/o Cerberus Capital Management, L.P., 299 Park Avenue, New York, New York 10171.

Robert H. Niehaus, 48, is a U.S. Citizen and a director of EXCO Holdings. Mr. Niehaus is currently a Managing Partner of a private equity investment fund. From 1982 until 1999, Mr. Niehaus was a Managing Director of Morgan Stanley.  Mr. Niehaus’s business address is as follows: c/o Greenhill Capital Partners, 300 Park Avenue, New York, New York 10022.

Jeffrey Serota, 37, is a U.S. Citizen and a director of EXCO Holdings. For the past five years, Mr. Serota has been an officer of Ares Management, LLC and its related entities.  Mr. Serota’s business address is as follows: c/o Ares Management, LLC, 1999 Avenue of the Stars, 19th Floor, Los Angeles, California 90266.

Alex Wolf, 29, is a U.S. Citizen and a director of EXCO Holdings. Mr. Wolf is a Vice President of Cerberus Capital Management, L.P., which he joined in December 2001. From 1999 through 2001, Mr. Wolf attended the Stanford University School of Business, from which he obtained an MBA in 2001. From 1997 through 1999, Mr. Wolf was an associate at Ares Management, part of the Apollo Advisors family of funds, where he focused on mezzanine and private equity investments.  Mr. Wolf’s business address is as follows: c/o Cerberus Capital Management, L.P., 299 Park Avenue, New York, New York 10171.

The following table sets forth certain information with respect to the executive officers and directors of Purchaser.

Name	Age	Position

Douglas H. Miller*	56	Director, Chief Executive Officer and Secretary

T.W. Eubank*	61	Director, President and Treasurer

J. Douglas Ramsey, Ph.D.*	43	Vice President, Chief Financial Officer

See biography set forth above.

Exhibit Index

Document

Exhibit 99.1	Stock Tender Agreement, dated as of December 9, 2003, by and among EXCO Resources, Inc. and NCE Acquisition, Inc., on the one hand, and Nuon Energy & Water Investments, Inc., on the other hand.
Exhibit 99.2

Agreement and Plan of Merger, dated as of November 26, 2003 as amended and restated December 4, 2003, by and among EXCO Resources, Inc. and NCE Acquisition, Inc., on the one hand, and North Coast Energy, Inc. and Nuon Energy & Water Investments, Inc., on the other hand filed as exhibit (d)(1) to Purchaser's Schedule TO-T filed December 5, 2003 and incorporated by reference herein.

Exhibit 99.3	Joint Filing Agreement, dated as of December 19, 2003, by and among EXCO Resources, Inc., NCE Acquisition, Inc., and EXCO Holdings Inc.
Exhibit 99.4

Commitment Letter dated November 25, 2003 between EXCO and Credit Suisse First Boston and Bank One, NA, filed as Exhibit (b)(1) to Purchaser's Schedule TO-T filed December 5, 2003 and incorporated by reference herein.